09055622

ES
ECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
105

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66315 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURE TREND FINANCIAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

361 N. MAIN STREET
(No. and Street)

| MARION | NC | 28752 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH A. BURLESON (828) 659-8862
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & CO., L.L.P.
(Name – *if individual, state last, first, middle name*)

| 14175 PROTON ROAD | DALLAS | TX | 75244-3604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ELIZABETH A. BURLESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURE TREND FINANCIAL, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL D BALLARD
Notary Public, North Carolina
McDowell County
My Commission Expires
February 18, 2012

Elizabeth A. Burleson
Signature

CCO
Title

Cheryl D Ballard
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURE TREND FINANCIAL, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

**SECURE TREND FINANCIAL, LLC**

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Members of
Secure Trend Financial, LLC

We have audited the accompanying statement of financial condition of Secure Trend Financial, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Trend Financial, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 24, 2009

SECURE TREND FINANCIAL, LLC
Statement of Financial Condition
December 31, 2008

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 53,125 |
| Accounts receivable | | 21,264 |
| Other assets | | 8,439 |
| Property, equipment, at cost, net of accumulated depreciation | | 4,515 |
| Total Assets | $ | 87,343 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 11,707 |
| Related party payable | | 25,474 |
| Other accrued expenses | | 5,806 |
| Total liabilities | | 42,987 |
| Members' equity | | 44,356 |
| Total Liabilities and Members' Equity | $ | 87,343 |

The accompanying notes are an integral part of these financial statements.

SECURE TREND FINANCIAL, LLC
Statement of Income
For the Year Ended December 31, 2008

| | |
|---|---|
| Revenues: | |
| Commissions | $ 600,468 |
| Interest | 69 |
| | 600,537 |
| Expenses: | |
| Selling expenses | 32,567 |
| Registration and licenses | 19,755 |
| Operating expenses | 157,430 |
| Compensation and benefits | 245,106 |
| Communications | 24,476 |
| Occupancy and equipment | 109,228 |
| | 588,562 |
| Income from operations | 11,975 |
| Other income | 9,290 |
| Net income before income taxes | 21,265 |
| Income tax expense | - |
| Net income | $ 21,265 |

The accompanying notes are an integral part of these financial statements.

SECURE TREND FINANCIAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Balance at December 31, 2007 | $ | 63,708 |
| Capital contributions | | 24,755 |
| Capital withdrawals | | (65,372) |
| Net income | | 21,265 |
| Balance at December 31, 2008 | $ | 44,356 |

The accompanying notes are an integral part of these financial statements.

SECURE TREND FINANCIAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

| | |
|---|---|
| Balance at January 1, 2008 | $ - |
| Increases | - |
| Decreases | - |
| Balance at December 31, 2008 | $ - |

The accompanying notes are an integral part of these financial statements.

SECURE TREND FINANCIAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 21,265 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Depreciation | 1,311 |
| Change in operating assets and liabilities | |
| Increase in accounts receivable | (3,232) |
| Increase in other assets | (6,618) |
| Decrease in accounts payable | (23,128) |
| Increase in related party payable | 21,449 |
| Increase in other accrued liabilities | 4,029 |
| Net cash provided (used) by operating activities | 15,076 |
| **Cash flows from investing activities:** | |
| Net cash provided (used) by investing activities | - |
| **Cash flows from financing activities:** | |
| Capital contribution | 24,755 |
| Capital withdrawal | (65,372) |
| Net cash provided (used) by financing activities | (40,617) |
| Net decrease in cash and cash equivalents | (25,541) |
| Cash and cash equivalents at beginning of year | 78,666 |
| Cash and cash equivalents at end of year | $ 53,125 |
| **Supplemental disclosures** | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ - |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

**Organization and Business Activity**

Secure Trend Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under (SEC) Rule 15c3-3(k)(2)(i). The Company is a North Carolina limited liability corporation and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commission income from the sale of mutual funds and insurance products.

**Cash and Cash Equivalents**

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

**Property and Equipment**

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method of accounting over useful lives of five years.

**Management Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income Taxes**

No provision for income taxes is required since the members report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the members based upon their ownership interests.

Note 1 - Summary of Significant Accounting Policies, continued

**Income Taxes**, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities" which permits the Company to defer the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

**Commissions Revenue**

Commissions are recorded in the period earned.

Note 2 - Concentration Risk

All commission revenue and accounts receivable are directed through one source, LPL Financial Services.

Note 3 - Account Receivable

Accounts receivable are due from LPL Financial Services. Management considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts has been provided.

Note 4 - Related Party Transactions

The Company rents office space under two month-to-month leases with affiliates. The leases require monthly payments of $9,250. Rent expense for the year ended December 31, 2008, amounted to $103,000.

Note 4 - Related Party Transactions, continued

Professional services are provided by related parties. During 2008, the Company incurred $101,658 in operating expense for these services of which $25,474 was payable as of December 31, 2008.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $31,304 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 1.37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 7 - Retirement Plan

Employees of the Company are eligible to participate in a defined contribution retirement plan (the "Plan"). The Plan was established by Johnson, Price & Sprinkle, PA, a related party, and covers all eligible employees who have completed one year of service. Under the Plan, employees contribute a portion of their pre-tax salaries. The Company makes matching contributions of 100% of the first 6%. During the years ended December 31, 2008, the Company made matching contributions to the Plan of $7,549.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2008

**Schedule I**

SECURE TREND FINANCIAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | | $ 44,356 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 44,356 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Property and equipment | $ 4,515 | |
| Other assets | 8,439 | |
| Other receivables | 98 | (13,052) |
| Net capital before haircuts on securities positions | | 31,304 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)): | | - |
| Net capital | | $ 31,304 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable | $ 11,707 |
| Related party payable | 25,474 |
| Other accrued expenses | 5,806 |
| Total aggregate indebtedness | $ 42,987 |

**Schedule I (continued)**

SECURE TREND FINANCIAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 2,866 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 26,304 |
| Excess net capital at 1000% | $ 27,005 |
| Ratio: Aggregate indebtedness to net capital | 1.37 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

| | |
|---|---|
| Net capital per Company's (unaudited) FOCUS Part IIA | $ 16,336 |
| Adjustments: | |
| Recording of allowable receivable | 14,970 |
| Rounding | (2) |
| Net capital per audit report | $ 31,304 |

**Schedule II**

SECURE TREND FINANCIAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in that the Company does not hold customers' monies or securities.

# Independent Auditor's Report

# On Internal Control

# Required By SEC Rule 17a-5

# Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Secure Trend Financial, LLC

In planning and performing our audit of the financial statements and supplemental information of Secure Trend Financial, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

END

Dallas, Texas
February 24, 2009